UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
ADDvantage Technologies Group, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
006743306

(CUSIP Number)
Kenneth A. Chymiak
15512 Larsen Street, Overland Park, Kansas 66221
918-237-2817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 8, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006743306	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Kenneth A. Chymiak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,502,764

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,502,764

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,502,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
Beneficial ownership of 1,502,764 shares owned by spouse’s revocable trust, included in the amount in Row (11), is disclaimed by the reporting person. Spouse, Susan C. Chymiak, files separately.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 006743306	13D	Page 3 of 5

Item 1.	Security and Issuer

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends the Schedule 13D filed on October 14, 1999, as amended by Amendment No. 1 to Schedule 13D filed on October 15, 2004, as amended by Amendment No. 2 to Schedule 13D filed on December 23, 2005, as amended by Amendment No. 3 to Schedule 13D filed on December 30, 2005, as amended by Amendment No. 4 to Schedule 13D filed on January 25, 2006, as amended by Amendment No. 5 to Schedule 13D filed on February 10, 2006, as amended by Amendment No. 6 to Schedule 13D filed on March 20, 2009, as amended by Amendment No. 7 to Schedule 13D filed on May 16, 2017, as amended by Amendment No. 8 to Schedule 13D filed on March 3, 2020 (as amended, the “Schedule 13D”), by the reporting person and relates to the common stock, par value $.01 per share (“Common Stock”), of ADDvantage Technologies Group, Inc., an Oklahoma corporation (“ATG”). The principal executive offices of ATG are located at 1430 Bradley Lane, Carrollton, Texas 75007. Those items of the Schedule 13D for which there has been no change in the information previously reported are omitted from this Amendment No. 9.

Item 2.	Identity and Background

(a)	Kenneth A. Chymiak
(b)	The residence address of Mr. Chymiak is 15512 Larsen Street, Overland Park, Kansas 66221.
(c)	Mr. Chymiak’s present occupation is investing in real estate.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

On June 8, 2020, the Susan C. Chymiak, Trustee of the Susan C. Chymiak Trust created by Trust Agreement dated March 31, 1997, as subsequently amended and restated, which amended and restated the Susan Chymiak Revocable Trust dated March 4, 1992 (the “Trust”) sold 1,523 shares of Common Stock in multiple transactions at prices ranging from $2.25 to $2.41, inclusive.  On June 9, 2020, the Trust sold 7,291 shares of Common Stock in multiple transactions at prices ranging from $2.50 to $2.55, inclusive.  One June 10, 2020, the Trust sold 259,591 shares of Common Stock in multiple transactions at prices ranging from $2.50 to $2.80, inclusive.  On June 30, 2020, the Trust sold 24,831 shares of Common Stock in multiple transactions at $3.03 per share.

CUSIP No. 006743306	13D	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

(a) Mr. Chymiak presently beneficially owns an aggregate of 1,502,764 shares of Common Stock of ATG. All 1,502,764 shares are indirectly held by Mr. Chymiak’s spouse as trustee of the Susan C. Chymiak Trust created by Trust Agreement dated March 31, 1997, as subsequently amended and restated, which amended and restated the Susan Chymiak Revocable Trust dated March 4, 1992. ATG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, reports that there were 10,471,292 shares of Common Stock outstanding as of April 30, 2020. Mr. Chymiak is therefore currently the beneficial owner of 14.35% of the total issued and outstanding shares of Common Stock. Mr. Chymiak disclaims beneficial ownership of 1,502,764 shares owned by his spouse’s revocable trust.
(b) Mr. Chymiak disclaims beneficial ownership of 1,502,764 shares owned by his spouse’s revocable trust.
(c) On June 8, 2020, the Trust sold 1,523 shares of Common Stock in multiple transactions at prices ranging from $2.25 to $2.41, inclusive.  On June 9, 2020, the Trust sold 7,291 shares of Common Stock in multiple transactions at prices ranging from $2.50 to $2.55, inclusive.  One June 10, 2020, the Trust sold 259,591 shares of Common Stock in multiple transactions at prices ranging from $2.50 to $2.80, inclusive.  On June 30, 2020, the Trust sold 24,831 shares of Common Stock in multiple transactions at $3.03 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 006743306	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2020

Date
/s/ Kenneth A. Chymiak
Signature

Kenneth A. Chymiak
Name/Title